FOR IMMEDIATE RELEASE

MADECO ANNOUNCES INTENT TO DELIST
FROM NYSE AND TERMINATE ITS ADR PROGRAM
IN THE UNITED STATES

(Santiago, Chile, June 23, 2009) Madeco S.A. (“Madeco” or the ”Company”) (NYSE ticker: MAD) announced that its Board of Directors at its meeting yesterday resolved to voluntarily delist the Company’s ADSs from the New York Stock Exchange (the “NYSE”), terminate its ADR program with the Bank of New York Mellon, as depositary and eventually deregister with the Securities and Exchange Commission (the “SEC”).

The Board’s rationale for terminating the ADR program and delisting from the NYSE is based on a number of factors, the most important being:

  Currently, only a small percentage of Madeco’s outstanding shares are held by ADR shareholders;
  Madeco is seeking to reduce its operating expenses.

Madeco’s common stock will continue to trade on the Santiago Stock Exchange, the Bolsa de Valores de Valparaiso and the Bolsa Electronica de Chile.

The Company is working with the NYSE and the Bank of New York Mellon to create a timeline for the delisting and termination. Madeco will issue a press release when the timeline is finalized.

Upon termination of the ADR program, if the Company can certify that there are fewer than 300 U.S. security holders, the Company intends to deregister and terminate its reporting obligations.

Notwithstanding the termination of the ADR program and delisting from the NYSE, Madeco will continue to comply with SEC reporting requirements until its securities are deregistered.

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For further information contact:
Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.